

November 5, 2007

Peter L. Hauser
Chief Executive Officer
Entrx Corporation
800 Nicollet Mall, Suite 2690
Minneapolis, MN 55402

      Re: Entrx Corporation
             Preliminary Proxy Statement on Schedule 14A
             Schedule 13E-3
             Filed October 16, 2007
             File No. 0-02000

Dear Mr. Hauser:

      This is to advise you that a preliminary review of the above filing indicates that it fails in material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. Specifically, the filing does not address the fairness of the going private transaction to the unaffiliated shareholders as required under Item 1014 of Regulation M-A. For this reason, we will not perform a detailed examination of the filing and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

      We suggest that you submit a substantive amendment correcting the deficiencies. Please contact Brigitte Lippmann at (202) 551-3713, Ade Heyliger, Special Counsel in the Office of Mergers and Acquisitions at (202) 551-3636, or me at (202) 551-3767 with any questions.

                             Sincerely,

                             Jennifer Hardy
                             Branch Chief

cc: Roger Frommelt, Esq.
       Felhaber Larson Fenlon & Vogt
       220 South Sixth Street, Suite 2200
       Minneapolis, MN 55402-4504